Confidential Treatment of Portions of this Letter Has Been Requested by Bank of America Corporation Pursuant to 17 C.F.R. § 200.83. Asterisks denote such portions.

November 9, 2012

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Bank of America Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 2, 2012
Response Dated September 28, 2012
File No. 001-06523

Dear Ms. Hayes:

We have received and reviewed your letter dated October 19, 2012. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff's comments. Our responses are intended to address the comments and questions raised by the Staff. Terms used herein but not defined have the same meaning as in the referenced Form 10-K or Form 10-Q as applicable. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

General

1.
In your response to several of our comments you agreed to provide certain disclosure revisions in your future filings; however you did not provide us with a draft of your proposed disclosures as requested. We may have additional comments once we review your revised disclosures.

Response: For your convenience we have attached the above referenced disclosures, which were included in our Form 10-Q for the Quarterly Period ended September 30, 2012, as an appendix (Appendix A) to this letter. There were certain requests to expand our discussion of our risk factors, of which we agreed to include beginning in our Form 10-K for the year ended December 31, 2012 (From 10-K). These are not included in Appendix A as they will be completed with the Form 10-K.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
November 9, 2012

Rule 83 confidential treatment request made by Bank of America Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

We temporarily suspended our foreclosure sales nationally in 2010 to conduct an assessment…,

2.
We note your response to prior comment 2 of our letter dated September 4, 2012. Please include the percentage of Countrywide PCI portfolio in the calculation of your residential mortgage loan portfolio that is concentrated in judicial states.

Response: While our response to your prior comment 2 of your letter dated September 4, 2012 letter indicated we planned to exclude the Countrywide PCI and fully insured portfolios from the risk factor disclosure, we will adjust the disclosure so that it includes the Countrywide PCI portfolio. Therefore, the risk factor disclosures in future filings, beginning with the Form 10-K for the period ended December 31, 2012, will include the following, with the underlined words being new as compared to prior filings.

We have resumed foreclosure sales in nearly all states where foreclosure does not require a court order (non-judicial states). While we have resumed foreclosure proceedings in nearly all states where a court order is required (judicial states), our progress on foreclosure sales in judicial states has been much slower than in non-judicial states. Excluding fully insured portfolios, approximately []% of our residential mortgage loan portfolio, including []% of non-performing residential mortgage loans, and []% of our home equity portfolio, including []% of non-performing home equity loans, were in judicial states as of [period end date].

Management's Discussion and Analysis of Financial Condition and Results of Operations

Complex Accounting Estimates - Goodwill and Intangible Assets, page 124

3. We note your responses to prior comments 3 - 4 of our letter dated September 4, 2012. In an effort to further understand your use of economic capital as a proxy for the carrying value of your reporting units for purposes of your goodwill impairment testing, please address the following:

a.
Provide us with the required economic capital balance for each of your reportable segments, including All Other, as of June 30, 2011 and reconcile the total economic capital of your reportable segments to consolidated shareholders' equity as of that date. Please ensure that the balances provided are period-end balances as opposed to average amounts.

Response: Our proxy for the carrying value of our reporting units is represented by a calculated amount (Allocated Equity) which is the sum of a reporting segment's economic capital, plus an allocation of equity equivalent to 100% of its goodwill and a portion of the intangibles applicable to the reporting unit. As described in our response to your comment 3b in your letter dated September 4, 2012, our estimate of economic capital is derived from the amount of capital each reporting segment would require to maintain a risk profile consistent with a AA rating. *[REDACTED]*

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
November 9, 2012

Rule 83 confidential treatment request made by Bank of America Corporation

*[REDACTED]*

b.	Confirm our understanding that the net book value of the All Other segment equals its required economic capital balance plus any excess/residual capital of the Company.

Response: That is correct; the net book value of the All Other category equals its “Allocated Equity” plus the excess/residual capital of the Company.

c.	With respect to the net book value of the All Other segment as of June 30, 2011, provide us with the following:

i.	Quantify and describe the significant assets and liabilities that comprise the net book value of this segment after any hypothetical transfers of assets and liabilities to other segments.

Response: Included in the All Other category are certain liquidating businesses (e.g. student lending, manufactured housing lending and subprime lending businesses), Global Principal Investing (GPI) and strategic equity investments that are managed on a standalone basis. The assets and liabilities that comprise the net book value of the businesses and investments were approximately $10 billion in loans, $31 billion in securities, and $2 billion of miscellaneous liabilities as of June 30, 2011. The remaining portion of the assets and liabilities that comprise the net book value of the All Other category, after hypothetical allocations, is not specifically identifiable due to how we manage our ALM activities and the related allocation methodologies, as described in our response to comment 4a of your letter dated September 4, 2012.

*[REDACTED]*

The process to allocate assets and liabilities to the reporting segments is to first identify the carrying value of a reporting unit's specific assets and/or liabilities along with its Allocated Equity. After which, we allocate hypothetical assets and/or liabilities from the All Other category to the reporting segments at amounts equal to the difference between the reporting segment's specific net assets and Allocated Equity, (i.e., to balance the assets to equal liabilities plus equity). These assigned hypothetical assets and/or liabilities are not specific assets and liabilities but are hypothetical and assumed to have terms (e.g., interest rate and maturity characteristics) consistent with the prices the reporting units absorbed through the funds transfer pricing process. These hypothetical assets or liabilities are also deducted from the All Other assets and liabilities. This allocation is essentially a balancing entry where one amount is deducted from All Other and added to the applicable reporting segment. From a fair value perspective, these allocated assets and/or liabilities are assumed to have terms (e.g., interest rate and maturity characteristics) consistent with the costs the reporting units absorbed through the funds transfer pricing process. *[REDACTED]*

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
November 9, 2012

Rule 83 confidential treatment request made by Bank of America Corporation

*[REDACTED]*

In regards to the residual or remaining $209 billion of assets and $149 billion of liabilities in All Other after the hypothetical transfers, $41 billion of assets and $2 billion of liabilities represent the liquidating businesses and GPI and strategic equity investments leaving $168 billion of assets and $147 billion of liabilities remaining in All Other. As described above, it is not feasible to select the specific portion of the assets and liabilities that were hypothetically transferred or determine the exact make-up of the remaining $168 billion assets and $147 billion of liabilities in All Other. However, as the specific assets and liabilities of the reporting segments consist of interest rate sensitive (e.g., rates duration) assets and/or funding liabilities, the hypothetical assets and liabilities transferred to the reporting units should have similar interest rate sensitivities as the specific assets and liabilities of the reporting segments so that their costs are consistent to the costs absorbed in the funds transfer pricing process. Therefore, if we went through a process to identify the specific portion of the ALM assets and liabilities that matched the hypothetical transfers, the remaining assets of All Other would be expected to largely consist of non-interest rate sensitive assets and liabilities. For example, as listed above, as of June 30, 2011, we had approximately $120 billion of cash and cash equivalents assigned to All Other. We believe this asset would comprise a significant portion of the $168 billion of assets remaining in All Other. Similarly, we would expect that the $147 billion of liabilities remaining in All Other after allocations would be a variety of non-interest rate sensitive products that would match the remaining assets in All Other. Because these assets are not considered in the fair value of the reporting segments, we do not allocate these remaining assets and liabilities from the All Other category.
Discussion of alternative view related to “excess/residual capital”
Although we disagree with this view, as an alternative to our approach to allocate equity to the reporting segments, we could apply a methodology to allocate the $32 billion of “excess/residual capital”. In addition to our reporting segments results not being measured in this manner, it also results in requiring the reporting units to absorb certain parent capital buffers (e.g., future SIFI requirements, future Basel 3 requirements) that we do not believe would apply to the reporting segments on a standalone basis as of June 30, 2011. Nevertheless, if we did allocate out the $32 billion of “excess/residual capital” it is important to consider that we would also need to allocate the remaining $32 billion of net assets in All Other. This allocation would be needed to allow the reporting units assets to equal their liabilities and equity. As these assets and liabilities remaining in All Other would generally be non-interest rate sensitive items, we would expect the fair value of these assets and liabilities to be near their carrying values. Therefore, the $32 billion of net assets transferred to the reporting units would be considered excess assets to a buyer in a hypothetical sale resulting in a simultaneous increase in fair value and carrying value of each reporting segment. This allocation result would also apply to our reporting units. We do not perform this step as it is inconsistent with how we measure the results of the reporting segments. Additionally, since the allocation would result in a simultaneous increase to the net book value and fair value of our reporting units, it would have no effect on the goodwill analysis. As we described in our response to comment 3b of your September 4, 2012 letter, we believe our allocation methodology results in capital levels that a market participant would require for the reporting segments. Therefore, we do not believe an allocation of the “excess/residual” capital in All Other along with the excess net assets is appropriate or meaningful.

ii.	If feasible, separately quantify those assets and liabilities in the All Other segment that are included in the required economic capital balance vs. the excess/residual capital balance.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
November 9, 2012

Response: As discussed above, the total assets and liabilities in the All Other category that are included in the Allocated Equity balances as of June 30, 2011 were approximately $41 billion and $2 billion, respectively. These assets and liabilities relate to the liquidating businesses, GPI and strategic equity investments of the Company.

iii.
Provide further disaggregation of the assets and liabilities in All Other by business (or function). For example, quantify the amount of loans for which economic capital was required that are part of your international credit card business, your legacy asset servicing business or your ALM activities.

Response: In regards to the businesses noted in your comment, as of June 30, 2011, the international card business was not part of the All Other category. During the third quarter of 2011, this business was transferred to All Other and subsequently reclassified to All Other in future filings. The legacy asset servicing business is not a standalone business but is a group of loan types (prime option plus, etc.) that we no longer originate or own in any of the reporting segments. The servicing related to these loans is performed by our Consumer Real Estate Services reporting segment. These loans are included in the $259 billion of loans in All Other, prior to hypothetical allocations. The total assets of the liquidating businesses and GPI and equity investments as of June 30, 2011 were approximately $10 billion, which was substantially all loans, and $31 billion, respectively. There were $2 billion of liabilities associated with the liquidating businesses.

Form 10-Q for Quarterly Period Ended June 30, 2012

Non-U.S. Portfolio, page 114

Table 62 - Selected European Countries, page 117

4.
We note your response to prior comment 12 of our letter dated September 4, 2012 as well as your disclosure on page 116 of your gross notional amount of single-name CDS purchased and sold on referenced assets and your disclosure in footnote 3 to the table where you state that securities exposures are reduced by hedges and short positions on a single-name basis. Please confirm that you have not reflected any indexed or tranched purchased credit derivatives in your table, including in the column titled hedges and credit default protection. To the extent that you have included indexed or tranched purchased credit derivatives in your table, please expand your disclosure to discuss this fact, separately quantify the amount of this protection, and disclose how the amounts are reflected amongst the different countries and counterparties.

Response: We expanded the footnotes to provide further clarification of the above exposures. Because the total amount of exposure to all of the counterparties and countries is not significant, we are only reflecting the totals in a footnote versus presenting them amongst the different countries and counterparties. Following are the expanded footnotes to the table as included in our Form 10-Q for the Quarterly Period ended September 30, 2012:

(3) Long securities exposures have been netted on a single-name basis to but not below zero by short positions of $3.9 billion and net CDS purchased of $2.1 billion, consisting of $2.3 billion of net single-name CDS purchased and $141 million of net index and tranched CDS sold.

(4) Represents credit default protection purchased, net of credit default protection sold, which is used to mitigate the Corporation's risk to exposures listed that comprise Country Exposure as listed,

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
November 9, 2012

including $3.0 billion, consisting of $3.2 billion in net single-name CDS purchased and $206 million in net index and tranched CDS sold, to hedge loans and securities, $2.0 billion in additional credit default protection purchased to hedge derivative assets and $71 million in other short positions. Amounts are calculated based on the credit default protection notional amount assuming zero recovery adjusted for any fair value receivable or payable.

Additionally, we have clarified the use of indexed and/or tranched positions by adding the following paragraph to the disclosure associated with the table:

We hedge certain of our selected European country exposure with credit default protection primarily in the form of single-name, as well as index and tranche credit default swaps (CDS). The exposures associated with these hedges represent the amount that would be realized upon the isolated default of an individual issuer in the relevant country assuming a zero recovery rate for that individual issuer. Changes in the assumption of an isolated default can produce different results in a particular tranche.

Notes to Consolidated Financial Statements

Note 15 - Fair Value Measurements, page 215

Quantitative Information about Level 3 Fair Value Measurements, page 226

5.
We note your response to prior comment 19 of our letter dated September 4, 2012. In order to provide further transparency into your Level 3 fair value measurements, please revise your disclosure in future filings to qualitatively describe your various valuation techniques as well as the significant unobservable inputs. Please also explain (as you did in your response) how multiple valuation techniques may be used in determining the fair value of certain instruments.

Response: Included in our Form 10-K for the year ended December 31, 2011 was a qualitative discussion on the items referred to in your comment. We had cross-referenced to these disclosures in our Form 10-Q for the quarterly period ended June 30, 2012, however, beginning with our Form 10-Q for the Quarterly Period ended September 30, 2012, we included the following additional disclosures:

Level 1, 2 and 3 Valuation Techniques
Financial instruments are considered Level 1 when the valuation is based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques, and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation.
Trading Account Assets and Liabilities and Available-for-Sale Debt Securities
The fair values of trading account assets and liabilities are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. The fair values of AFS debt securities are generally based on quoted market prices or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of trading account assets and liabilities and AFS

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
November 9, 2012

debt securities. Market price quotes may not be readily available for some positions, or positions within a market sector where trading activity has slowed significantly or ceased. Some of these instruments are valued using a discounted cash flow model, which estimates the fair value of the securities using internal credit risk, interest rate and prepayment risk models that incorporate management's best estimate of current key assumptions such as default rates, loss severity and prepayment rates. Principal and interest cash flows are discounted using an observable discount rate for similar instruments with adjustments that management believes a market participant would consider in determining fair value for the specific security. Other instruments are valued using a net asset value approach which considers the value of the underlying securities. Underlying assets are valued using external pricing services, where available, or matrix pricing based on the vintages and ratings. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, fair value is determined based on limited available market information and other factors, principally from reviewing the issuer's financial statements and changes in credit ratings made by one or more rating agencies.
Derivative Assets and Liabilities
The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that utilize multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. When third-party pricing services are used, the methods and assumptions used are reviewed by the Corporation. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available, or are unobservable, in which case, quantitative-based extrapolations of rate, price or index scenarios are used in determining fair values. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other instrument-specific factors, where appropriate. In addition, the Corporation incorporates within its fair value measurements of OTC derivatives a valuation adjustment to reflect the credit risk associated with the net position. Positions are netted by counterparty, and fair value for net long exposures is adjusted for counterparty credit risk while the fair value for net short exposures is adjusted for the Corporation's own credit risk. An estimate of severity of loss is also used in the determination of fair value, primarily based on market data.
Loans and Loan Commitments
The fair values of loans and loan commitments are based on market prices, where available, or discounted cash flow an analysis using market-based credit spreads of comparable debt instruments or credit derivatives of the specific borrower or comparable borrowers. Results of discounted cash flow calculations may be adjusted, as appropriate, to reflect other market conditions or the perceived credit risk of the borrower.
Mortgage Servicing Rights
The fair values of MSRs are determined using models that rely on estimates of prepayment rates, the resultant weighted-average lives of the MSRs and the OAS levels. For more information on MSRs, see Note 18 - Mortgage Servicing Rights.
Loans Held-for-Sale
The fair values of LHFS are based on quoted market prices, where available, or are determined by discounting estimated cash flows using interest rates approximating the Corporation's current origination rates for similar loans adjusted to reflect the inherent credit risk.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
November 9, 2012

Other Assets
The fair values of AFS marketable equity securities are generally based on quoted market prices or market prices for similar assets. However, non-public investments are initially valued at the transaction price and subsequently adjusted when evidence is available to support such adjustments.
Securities Financing Agreements
The fair values of certain reverse repurchase agreements, repurchase agreements and securities borrowed transactions are determined using quantitative models, including discounted cash flow models that require the use of multiple market inputs including interest rates and spreads to generate continuous yield or pricing curves, and volatility factors. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services.
Deposits and Other Short-term Borrowings
The fair values of deposits and other short-term borrowings are determined using quantitative models, including discounted cash flow models that require the use of multiple market inputs including interest rates and spreads to generate continuous yield or pricing curves, and volatility factors. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. The Corporation considers the impact of its own credit spreads in the valuation of these liabilities. The credit risk is determined by reference to observable credit spreads in the secondary cash market.
Long-term Debt
The Corporation issues structured liabilities that have coupons or repayment terms linked to the performance of debt or equity securities, indices, currencies or commodities. The fair values of these structured liabilities are estimated using valuation models for the combined derivative and debt portions of the notes. These models incorporate observable and, in some instances, unobservable inputs including security prices, interest rate yield curves, option volatility, currency, commodity or equity rates and correlations between these inputs. The Corporation considers the impact of its own credit spreads in the valuation of these liabilities. The credit risk is determined by reference to observable credit spreads in the secondary bond market.
Asset-backed Secured Financings
The fair values of asset-backed secured financings are based on external broker bids, where available, or are determined by discounting estimated cash flows using interest rates approximating the Corporation's current origination rates for similar loans adjusted to reflect the inherent credit risk.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
November 9, 2012

Level 3 Ranges of Inputs and Multiple Market Techniques
The Corporation uses multiple market approaches in valuing certain of its Level 3 financial instruments. For example, market comparables and discounted cash flows are used together. For a given product, such as corporate debt securities, market comparables may be used to estimate some of the unobservable inputs and then these inputs are incorporated into a discounted cash flow model. Therefore, the balances disclosed encompass both of these techniques.
The level of aggregation and diversity within the products disclosed result in certain ranges of inputs being wide and unevenly distributed across asset and liability categories. For instruments backed by residential real estate assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing loans with a low probability of default while the higher end of the range relates to more distressed loans with a greater risk of default.
In credit derivatives, the range of credit spreads represent positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated transactions and those with better perceived credit risk. The higher end of the range comprises longer-dated instruments and those referencing non-performing or impaired reference issuers. Similarly, the spread to index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted-average of its components) and negative for instruments that have a lower risk of default than the index.
For interest rate derivatives, the diversity in the portfolio is reflected in wide ranges of inputs because varying currencies and tenors result in the use of numerous foreign exchange and interest rate curves. Since foreign exchange and interest rate correlations are measured between curves and across the various tenors on the same curve, the range of potential values can include both negative and positive values.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
November 9, 2012

We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James
Corporate Controller

cc:    Bruce R. Thompson, Chief Financial Officer
Neil A. Cotty, Chief Accounting Officer
Gary G. Lynch, Global General Counsel and Head of Compliance and Regulatory Relations
Thomas Pirolo, Partner, PricewaterhouseCoopers LLP

Appendix A

The following items are provided in response to Question 1 in the Staff's letter dated October 19, 2012 to better provide clarity related to the disclosures we agreed to modify in our Form 10-Q for the Quarterly Period ended September 30, 2012, unless otherwise noted. References are to the numbered questions and related subparts the Staff's letter dated September 4, 2012. Underlined text reflects the revised or new disclosures.
Question 1 and question 2: As noted in our response, we will expand our disclosures related to these Risk Factors in the 2012 Annual Report on Form 10-K. As we continue to work on these disclosures for our year-end reporting, we do not have draft disclosures in addition to what we provided in our earlier response.
Question 6: We have modified the disclosures related to our Annual Goodwill Impairment Testing in the Complex Accounting Estimates discussion in the MD&A in our Form 10-Q for the Quarterly Period ended September 30, 2012 by adding clarifying and additional language as shown below.
The Corporation's common stock price remained low during 2011 and 2012. During these periods, our market capitalization remained below our recorded book value. We estimate that the fair value of all reporting units with assigned goodwill in aggregate as of the June 30, 2012 annual goodwill impairment test was $219.5 billion and the aggregate carrying value of all reporting units with assigned goodwill, as measured by allocated equity was $138.4 billion. The common stock market capitalization of the Corporation as of June 30, 2012 was $88.2 billion ($95.2 billion at September 30, 2012). During our 2012 annual goodwill impairment test we also evaluated the U.K. Card business within All Other which is included in the figures above as the U.K. Card business comprises the majority of the goodwill included in All Other. As none of our reporting units are publicly traded, individual reporting unit fair value determinations do not directly correlate to the Corporation's stock price. Although we believe it is reasonable to conclude that market capitalization could be an indicator of fair value over time, we do not believe that our current market capitalization reflects the aggregate fair value of our individual reporting units.
Question 8: As noted in our response, we have modified our tabular disclosures to present these regulatory capital metrics on a “well capitalized” basis. The following two tables reflect this information as presented in our Form 10-Q for the Quarterly Period ended September 30, 2012.

Table 17
Bank of America Corporation Regulatory Capital
	September 30, 2012			December 31, 2011
	Actual			Actual
(Dollars in millions)	Ratio	Amount	Minimum Required (1)	Ratio	Amount	Minimum Required (1)
Tier 1 common capital ratio	11.41%	$136,406	n/a	9.86%	$126,690	n/a
Tier 1 capital ratio	13.64	163,063	$71,743	12.40	159,232	$77,068
Total capital ratio	17.16	205,172	119,572	16.75	215,101	128,447
Tier 1 leverage ratio	7.84	163,063	83,198	7.53	159,232	84,557

					September 30 2012	December 31 2011
Risk-weighted assets (in billions)					$1,196	$1,284
Adjusted quarterly average total assets (in billions) (2)					2,080	2,114
(1) Dollar amount required to meet guidelines for well capitalized institutions.
(2) Reflects adjusted average quarterly assets for the three months ended September 30, 2012 and December 31, 2011.
n/a = not applicable

I

Appendix A

Table 20
Bank of America, N.A. and FIA Card Services, N.A. Regulatory Capital
	September 30, 2012			December 31, 2011
	Actual			Actual
(Dollars in millions)	Ratio	Amount	Minimum Required (1)	Ratio	Amount	Minimum Required (1)
Tier 1 capital ratio
Bank of America, N.A.	12.78%	$119,507	$56,123	11.74%	$119,881	$61,245
FIA Card Services, N.A.	16.41	21,244	7,769	17.63	24,660	8,393
Total capital ratio
Bank of America, N.A.	15.18	141,973	93,538	15.17	154,885	102,076
FIA Card Services, N.A.	17.70	22,924	12,948	19.01	26,594	13,989
Tier 1 leverage ratio
Bank of America, N.A.	8.76	119,507	68,213	8.65	119,881	69,318
FIA Card Services, N.A.	13.47	21,244	7,885	14.22	24,660	8,669
(1) Dollar amount required to meet guidelines for well capitalized institutions.

Question 9: As noted in our response, we have identified the Basel 3 measures as non-GAAP and provided reconciliation to the Basel 1 measures. The following reflects this information as presented in our Form 10-Q for the Quarterly Period ended September 30, 2012.
Basel 3 regulatory capital metrics are non-GAAP measures until they are fully adopted and required by U.S. regulatory agencies. Table 19 presents a reconciliation of our Basel 1 Tier 1 common capital and risk-weighted assets to our Basel 3 estimates at September 30, 2012, assuming fully phased-in measures according to the Basel 3 Advanced Approach.

II

Appendix A

Table 19
Basel 1 to Basel 3 Reconciliation
(Dollars in millions)	September 30 2012
Regulatory capital – Basel 1 to Basel 3 (fully phased-in)
Basel 1 Tier 1 capital	$163,063
Deduction of preferred stock, non-qualifying preferred stock and minority interest in equity accounts of consolidated subsidiaries	(26,657)
Basel 1 Tier 1 common capital	136,406
Deduction of defined benefit pension assets	(1,709)
Change in deferred tax asset and other threshold deductions (MSRs and significant investments)	(1,102)
Change in all other deductions, net	1,040
Basel 3 (fully phased-in) Tier 1 common capital	$134,635

Risk-weighted assets – Basel 1 to Basel 3 (fully phased-in)
Basel 1	$1,195,720
Net change in credit and other risk-weighted assets	216,246
Increase due to market risk amendment	88,881
Basel 3 (fully phased-in)	$1,500,847

Tier 1 common capital ratios
Basel 1	11.41%
Basel 3 (fully phased-in)	8.97

Question 11: As noted we added qualitative footnotes to the nonperforming loans leases and foreclosed properties tables in our Form 10-Q for the Quarterly Period ended September 30, 2012 in the Consumer Portfolio Credit Risk Management and Commercial Portfolio Credit Risk Management sections to clarify for the reader the difference between the transfers from nonperforming to foreclosed properties. In both tables, the footnotes are on both the transfers from nonperforming to foreclosed properties line item and the new foreclosed properties line items to assist the reader in making the connection.

•
For the Consumer Table footnote 6 reads: New foreclosed properties represents transfers of nonperforming loans to foreclosed properties net of charge-offs taken during the first 90 days after transfer of a loan to foreclosed properties. New foreclosed properties also includes properties obtained upon foreclosure of delinquent PCI loans, properties repurchased due to representations and warranties exposure and properties acquired with newly consolidated subsidiaries.

•
For the Commercial Table, footnote 5 reads: New foreclosed properties represents transfers of nonperforming loans to foreclosed properties net of charge-offs recorded during the first 90 days after transfer of a loan to foreclosed properties.

Question 12: As noted we have amended certain footnotes to Table 64 and the related disclosure in the MD&A and added language in our Form 10-Q for the Quarterly Period ended September 30, 2012 addressing subparts a-d as follows:
We added qualitative disclosures to identify the gross and fair value of the single name CDS:
We hedge certain of our selected European country exposure with credit default protection primarily in the form of single-name, as well as index and tranche credit default swaps (CDS). The exposures associated with these

III

Appendix A

hedges represent the amount that would be realized upon the isolated default of an individual issuer in the relevant country assuming a zero recovery rate for that individual issuer. Changes in the assumption of an isolated default can produce different results in a particular tranche.
The majority of our CDS contracts are with highly-rated financial institutions primarily outside of the Eurozone and we work to limit or eliminate correlated CDS. Due to our engagement in market-making activities, our CDS portfolio contains contracts with various maturities to a diverse set of counterparties. We work to limit mismatches in maturities between our exposures and the CDS we use to hedge them. However, there may be instances where the protection purchased has a different maturity from the exposure for which the protection was purchased, in which case, those exposures and hedges are subject to more active monitoring and management.
The gross notional amount of single-name CDS protection purchased and sold on reference assets at September 30, 2012 was $1.7 billion for both purchased and sold in Greece, $3.0 billion and $2.7 billion in Ireland, $45.3 billion and $38.7 billion in Italy, $8.1 billion and $8.0 billion in Portugal, and $21.9 billion and $21.4 billion in Spain. After the consideration of legally-enforceable counterparty master netting agreements, the gross notional CDS protection purchased and sold on those same reference assets was $475 million and $430 million in Greece, $1.6 billion and $1.3 billion in Ireland, $13.5 billion and $6.7 billion in Italy, $1.6 billion and $1.5 billion in Portugal, and $4.5 billion and $4.1 billion in Spain.
The gross fair value of single-name CDS protection purchased and sold on reference assets at September 30, 2012 was $328 million and $326 million in Greece, $125 million and $97 million in Ireland, $3.3 billion and $3.0 billion in Italy, $544 million and $527 million in Portugal, and $1.3 billion for both purchased and sold in Spain. After the consideration of legally-enforceable counterparty master netting agreements, the gross fair value of CDS protection purchased and sold on those same reference assets was $49 million and $46 million in Greece, $128 million and $99 million in Ireland, $907 million and $578 million in Italy, $115 million and $102 million in Portugal, and $249 million and $268 million in Spain.
On Table 64, we modified footnotes 3 and 4 as follows:
Footnote 3 reads: Long securities exposures have been netted on a single-name basis to but not below zero by short positions of $3.9 billion and net CDS purchased of $2.1 billion, consisting of $2.3 billion of net single-name CDS purchased and $141 million of net index and tranched CDS sold.
Footnote 4 reads: Represents credit default protection purchased, net of credit default protection sold, which is used to mitigate the Corporation's risk to exposures listed that comprise Country Exposure as listed, including $3.0 billion, consisting of $3.2 billion in net single-name CDS purchased and $206 million in net index and tranched CDS sold, to hedge loans and securities, $2.0 billion in additional credit default protection purchased to hedge derivative assets and $71 million in other short positions. Amounts are calculated based on the credit default protection notional amount assuming zero recovery adjusted for any fair value receivable or payable.
Question 13: We have added clarifying language to the following paragraphs in the Market Risk Management section in our Form 10-Q for the Quarterly Period ended September 30, 2012.
A VaR model simulates the value of a portfolio under a range of hypothetical scenarios in order to generate a distribution of potential gains and losses. VaR represents the loss the portfolio is expected to experience with a given confidence level based on historical data. Within any VaR model, there are significant and numerous assumptions that will differ from company to company. In addition, the accuracy of a VaR model depends on the availability and quality of historical data for each of the positions in the portfolio. A VaR model may require additional modeling assumptions for new products that do not have extensive historical price data or for illiquid positions for which accurate daily prices are not consistently available.

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A VaR model is an effective tool in estimating ranges of potential gains and losses on our trading portfolios. There are, however, many limitations inherent in a VaR model as it utilizes historical results over a defined time period to estimate future performance. Historical results may not always be indicative of future results and changes in market conditions or in the composition of the underlying portfolio could have a material impact on the accuracy of the VaR model. In order for the VaR model to reflect current market conditions, we update the historical data underlying our VaR model on a bi-weekly basis and regularly review the assumptions underlying the model. Our VaR model utilizes three years of historical data. This time period was chosen to ensure that the VaR reflects both a broad range of market movements as well as being sensitive to recent changes in market volatility. In addition, certain types of risks associated with positions that are illiquid and/or unobservable are not included in VaR. If these risks are material, the VaR model results will be supplemented.
We continually review, evaluate and enhance our VaR model so that it reflects the material risks in our trading portfolio. Changes to the VaR model are reviewed and approved prior to implementation and any material changes are reported to management through the appropriate governance committees. Nevertheless, due to the limitations previously discussed, we have historically used the VaR model as only one of the components in managing our trading risk and also use other techniques such as stress testing and desk level limits. Periods of extreme market stress influence the reliability of these techniques to varying degrees.
We use one VaR model that uses a historical simulation approach based on three years of historical data and an expected shortfall methodology equivalent to a 99 percent confidence level. Statistically, this means that losses will exceed VaR, on average, one out of 100 trading days, or two to three times each year. The number of actual backtesting excesses observed is dependent on current market performance relative to historic market volatility. Actual losses did not exceed daily trading VaR in the twelve months ended September 30, 2012 or September 30, 2011. The graph below shows daily trading-related revenue and VaR for the twelve months ended September 30, 2012.
Because the very nature of a VaR model suggests results can exceed our estimates, and is dependent on a limited lookback window, we also stress test our portfolio. Stress testing estimates the value change in our trading portfolio that may result from abnormal market movements. Various scenarios, categorized as either historical or hypothetical, are regularly run and reported for the overall trading portfolio and individual businesses. Historical scenarios simulate the impact of price changes that occurred during a set of extended historical market events. Generally, a 10-business-day window or longer, representing the most severe point during a crisis, is selected for each historical scenario. Hypothetical scenarios provide simulations of anticipated shocks from pre-defined market stress events. These stress events include shocks to underlying market risk variables which may be well beyond the shocks found in the historical data used to calculate VaR. As with the historical scenarios, the hypothetical scenarios are designed to represent a short-term market disruption. Scenarios are reviewed and updated as necessary in light of changing positions and new economic or political information. For example, we currently include stress tests that contemplate a full or partial break-up of the Eurozone. In addition to the value afforded by the results themselves, this information provides senior management with a clear picture of the trend of risk being taken given the relatively static nature of the shocks applied. Stress testing for the trading portfolio is also integrated with enterprise-wide stress testing and incorporated into the limits framework. A process is in place to promote consistency between the scenarios used for the trading portfolio and those used for enterprise-wide stress testing. The scenarios used for enterprise-wide stress testing purposes differ from the typical trading portfolio scenarios in that they have a longer time horizon and the results are forecasted over multiple periods for use in consolidated capital and liquidity planning. For additional information on enterprise-wide stress testing, see page 77.
Question 15: We have modified the disclosures related to DVA and CVA in Note 3 - Derivatives in our Form 10-Q for the Quarterly Period ended September 30, 2012 by adding clarifying and additional language as shown below.

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The Corporation records credit risk valuation adjustments on derivatives in order to properly reflect the credit quality of the counterparties. The Corporation calculates valuation adjustments on derivatives based on a modeled expected exposure that incorporates current market risk factors. The exposure also takes into consideration credit mitigants such as enforceable master netting arrangements and collateral. CDS spread data is used to estimate the default probabilities and severities that are applied to the exposures. Where no observable credit default data is available for counterparties, the Corporation uses proxies and other market data to estimate default probabilities and severity.
Valuation adjustments on derivatives are affected by changes in market spreads, non-credit related market factors such as interest rate and currency changes that affect the expected exposure, and other factors like changes in collateral arrangements and partial payments. Credit spread changes and non-credit factors can move independently. For example, for an interest rate swap, changes in interest rates may increase the expected exposure which would increase the credit valuation adjustment (CVA). Independently, counterparty credit spreads may tighten, which would result in an offsetting decrease to CVA.
The Corporation may enter into economic hedges to offset market driven exposures. The Corporation often hedges the counterparty spread risk in CVA with CDS and often hedges the other market risks in both CVA and debit valuation adjustments (DVA) primarily with currency and interest rate swaps. Since the components of the valuation adjustments on derivatives move independently and the Corporation may not hedge all of the market driven exposures, the effect of a hedge may increase the gross valuation adjustments on derivatives or may result in a gross positive valuation adjustment on derivatives becoming a negative adjustment (or the reverse).
During the three months ended September 30, 2012, the Corporation refined its methodology for calculating valuation adjustments on derivatives on a prospective basis. The Corporation no longer considers the probability of default for both the counterparty and the Corporation when calculating the counterparty CVA and DVA and now only considers the probability of the counterparty defaulting for CVA and the Corporation defaulting for DVA. This change in estimate increased CVA by $175 million and DVA by $171 million resulting in a net negative earnings impact of $4 million for the three and nine months ended September 30, 2012. The effect of this change in estimate is reflected in the table below.
The Valuation Adjustments on Derivatives table presents CVA gains (losses) and DVA gains (losses) for the Corporation on a gross and net of hedge basis, which are recorded in trading account profits.
[Table omitted from this appendix]

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Question 16, part “g”: We have modified the disclosures related to TDRs and their treatment in Note 5 - Outstanding Loans and Leases in our Form 10-Q for the Quarterly Period ended September 30, 2012 by adding clarifying and additional language to the following paragraph, specific to situations when a TDR may be removed from TDR status.
A loan is considered impaired when, based on current information, it is probable that the Corporation will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming commercial loans, all TDRs, and the renegotiated credit card and other consumer TDR portfolio (the renegotiated credit card and other consumer TDR portfolio, collectively referred to as the renegotiated TDR portfolio). Loans whose contractual terms have been modified in a TDR are typically placed on nonaccrual status and reported as nonperforming until the loans have performed for an adequate period of time under the restructured agreement, generally six months. However, if a borrower demonstrates performance under the previous terms and the underwriting process shows capacity to continue to perform under the modified terms, a loan may remain on accrual status. A loan modified in a TDR that is on accrual status continues to be measured for impairment as a TDR but is removed from TDR disclosures in the calendar year after restructuring if it bore a market rate of interest at the time of modification. A loan that had previously been modified in a TDR and is subsequently refinanced under current underwriting standards at a market rate with no concessionary terms is accounted for as a new loan and is no longer reported as a TDR. Impaired loans exclude nonperforming consumer loans and nonperforming commercial leases unless they are classified as TDRs. Loans accounted for under the fair value option are also excluded. Purchased credit-impaired (PCI) loans are excluded and reported separately on page 196.
Question 18: We have modified the disclosures related to unobservable inputs related to Note - 15 Fair Value Measurements in our Quarterly Filing for the period ended September 30, 2012 by adding clarifying additional language to certain tables and/or paragraphs as shown below to provide more information on the results and distribution of the ranges.
In the introduction to Note 15 - Fair Value Measurements we added the following language:
Under applicable accounting guidance, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Corporation determines the fair values of its financial instruments based on the fair value hierarchy established under applicable accounting guidance which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs used to measure fair value. The Corporation conducts a review of its fair value hierarchy classifications on a quarterly basis. Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively, in the current marketplace. These transfers are considered to be effective as of the beginning of the quarter in which they occur. For more information regarding the fair value hierarchy and how the Corporation measures fair value, see Note 1 - Summary of Significant Accounting Principles to the Consolidated Financial Statements of the Corporation's 2011 Annual Report on Form 10-K. The Corporation accounts for certain financial instruments under the fair value option. For more information, see Note 16 - Fair Value Option.
Additionally, we modified the disclosures under our “Quantitative Information about Level 3 Fair Value Measurements” tables by adding the following language:
The Corporation uses multiple market approaches in valuing certain of its Level 3 financial instruments. For example, market comparables and discounted cash flows are used together. For a given product, such as corporate debt securities, market comparables may be used to estimate some of the unobservable inputs and then

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these inputs are incorporated into a discounted cash flow model. Therefore, the balances disclosed encompass both of these techniques.
The level of aggregation and diversity within the products disclosed result in certain ranges of inputs being wide and unevenly distributed across asset and liability categories. For instruments backed by residential real estate assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing loans with a low probability of default while the higher end of the range relates to more distressed loans with a greater risk of default.
For credit derivatives, the range of credit spreads represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated transactions and those with better perceived credit risk. The higher end of the range comprises longer-dated instruments and those referencing nonperforming or impaired reference issuers. Similarly, the spread to index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
For interest rate derivatives, the diversity in the portfolio is reflected in wide ranges of inputs because varying currencies and tenors result in the use of numerous foreign exchange and interest rate curves. Since foreign exchange and interest rate correlations are measured between curves and across the various tenors on the same curve, the range of potential values can include both negative and positive values.

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